SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

February 03, 2015

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FCA

Date: 3 February 2015

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 UK Approved Share Option Scheme
Period of return:	From:	1 August 2014	To:	31 January 2015
Balance under scheme from previous return:		446,552
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		23,389
Balance under scheme not yet issued/allotted at end of period		423,163
Number and class of securities originally listed and the date of admission		1,000,000 Ordinary Shares of US$ 20 cents each listed on 10 February 2010.
Total number of securities in issue at the end of the period		894,048,863 Ordinary Shares of US$20 cents each are in issue. 23,957,754 Ordinary Shares of US$20 cents each are held in treasury.

Name of contact:	Vickie Grady
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Vickie Grady, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FCA

Date: 3 February 2015

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 UK Unapproved Share Option Scheme
Period of return:	From:	1 August 2014	To:	31 January 2015
Balance under scheme from previous return:		603,765
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		246,984
Balance under scheme not yet issued/allotted at end of period		356,781
Number and class of securities originally listed and the date of admission
2,000,000 Ordinary Shares of US$ 20 cents each listed on 10 February 2010.
1,500,000 Ordinary Shares of US$ 20 cents each listed on 13 December 2012.
500,000 Ordinary Shares of US$ 20 cents each listed on 8 February 2013.
500,000 Ordinary Shares of US$0.20 cents each listed on 13 September 2013.

Total number of securities in issue at the end of the period		894,048,863 Ordinary Shares of US$20 cents each are in issue. 23,957,754 Ordinary Shares of US$20 cents each are held in treasury.

Name of contact:	Vickie Grady
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Vickie Grady, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FCA

Date: 3 February 2015

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 US Share Plan
Period of return:	From:	1 August 2014	To:	31 January 2015
Balance under scheme from previous return:		408,765
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		223,288
Balance under scheme not yet issued/allotted at end of period		185,477
Number and class of securities originally listed and the date of admission
1,000,000 Ordinary Shares of US$ 20 cents each listed on 10 February 2010.
500,000 Ordinary Shares of US$ 20 cents each listed on 13 December 2012.
1,000,000 Ordinary Shares of US$ 20 cents each listed on 8 February 2013.
1,000,000 Ordinary Shares of US$ 20 cents each listed on 13 September 2013.
500,000 Ordinary Shares of US$ 20 cents each listed on 2 June 2014.

Total number of securities in issue at the end of the period		894,048,863 Ordinary Shares of US$20 cents each are in issue. 23,957,754 Ordinary Shares of US$20 cents each are held in treasury.

Name of contact:	Vickie Grady
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Vickie Grady, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FCA

Date: 3 February 2015

Name of applicant:		Smith & Nephew plc
Name of scheme:		International Employees Share Option Scheme
Period of return:	From:	1 August 2014	To:	31 January 2015
Balance under scheme from previous return:		355,238
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		100,000
Number of securities issued/allotted under scheme during period:		275,679
Balance under scheme not yet issued/allotted at end of period		179,559
Number and class of securities originally listed and the date of admission
1,000,000 Ordinary Shares of US$ 20 cents each listed on 10 September 2008.
500,000 Ordinary Shares of US$ 20 cents each listed on 28 September 2012.
100,000 Ordinary Shares of US$ 20 cents each listed on 9 October 2014.

Total number of securities in issue at the end of the period		894,048,863 Ordinary Shares of US$20 cents each are in issue. 23,957,754 Ordinary Shares of US$20 cents each are held in treasury.

Name of contact:	Vickie Grady
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Vickie Grady, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FCA

Date: 3 February 2015

Name of applicant:		Smith & Nephew plc
Name of scheme:		UK Employee Share Option Scheme
Period of return:	From:	1 August 2014	To:	31 January 2015
Balance under scheme from previous return:		234,311
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		450,000
Number of securities issued/allotted under scheme during period:		427,768
Balance under scheme not yet issued/allotted at end of period		256,543
Number and class of securities originally listed and the date of admission
1,000,000 Ordinary Shares of US$20 cents each listed on 27 September 2011.
250,000 Ordinary Shares of US$20 cents each listed on 13 September 2013.
450,000 Ordinary Shares of US$ 20 cents each listed on 9 October 2014.

Total number of securities in issue at the end of the period		894,048,863 Ordinary Shares of US$20 cents each are in issue. 23,957,754 Ordinary Shares of US$20 cents each are held in treasury.

Name of contact:	Vickie Grady
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY Vickie Grady, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FCA

Date: 3 February 2015

Name of applicant:		Smith & Nephew plc
Name of scheme:		2004 Performance Share Plan
Period of return:	From:	1 August 2014	To:	31 January 2015
Balance under scheme from previous return:		53,021
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		0
Balance under scheme not yet issued/allotted at end of period		53,021
Number and class of securities originally listed and the date of admission		1,000,000 Ordinary Shares of US$ 20 cents each listed on 10 February 2010.
Total number of securities in issue at the end of the period		894,048,863 Ordinary Shares of US$20 cents each are in issue. 23,957,754 Ordinary Shares of US$20 cents each are held in treasury.

Name of contact:	Vickie Grady
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY  Vickie Grady, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FCA

Date: 3 February 2015

Name of applicant:		Smith & Nephew plc
Name of scheme:		2004 Executive Share Option Plan
Period of return:	From:	1 February 2014	To:	31 July 2014
Balance under scheme from previous return:		464,273
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		25,319
Balance under scheme not yet issued/allotted at end of period		438,954
Number and class of securities originally listed and the date of admission		1,000,000 Ordinary Shares of US$ 20 cents each listed on 10 February 2010. 500,000 Ordinary Shares of US$ 20 cents each listed on 13 December 2012.
Total number of securities in issue at the end of the period		894,048,863 Ordinary Shares of US$20 cents each are in issue. 23,957,754 Ordinary Shares of US$20 cents each are held in treasury.

Name of contact:	Vickie Grady
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Vickie Grady, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FCA

Date: 3 February 2015

Name of applicant:		Smith & Nephew plc
Name of scheme:		Global Share Plan 2010
Period of return:	From:	1 February 2014	To:	31 July 2014
Balance under scheme from previous return:		1,449,259
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		2,000,000
Number of securities issued/allotted under scheme during period:		1,103,371
Balance under scheme not yet issued/allotted at end of period		2,345,888
Number and class of securities originally listed and the date of admission
2,000,000 Ordinary Shares of US$20 cents each listed on 22 December 2010.
1,250,000 Ordinary Shares of US$20 cents each listed on 31 July 2012.
1,500,000 Ordinary Shares of US$20 cents each listed on 8 February 2013.
2,000,000 Ordinary Shares of US$20 cents each listed on 21 May 2013.
1,000,000 Ordinary Shares of US$20 cents each listed on 13 September 2013.
2,000,000 Ordinary Shares of US$20 cents each listed on 2 June 2014.
2,000,000 Ordinary Shares of US$20 cents each listed on 9 October 2014.

Total number of securities in issue at the end of the period		894,048,863 Ordinary Shares of US$20 cents each are in issue. 23,957,754 Ordinary Shares of US$20 cents each are held in treasury.

Name of contact:	Vickie Grady
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Vickie Grady,  Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FCA

Date: 3 February 2015

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew ShareSave Plan (2012)
Period of return:	From:	1 August 2014	To:	31 January 2015
Balance under scheme from previous return:		244,894
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		5,508
Balance under scheme not yet issued/allotted at end of period		239,386
Number and class of securities originally listed and the date of admission		250,000 Ordinary Shares of US$ 20 cents each listed on 28 September 2012.
Total number of securities in issue at the end of the period		894,048,863 Ordinary Shares of US$20 cents each are in issue. 23,957,754 Ordinary Shares of US$20 cents each are held in treasury.

Name of contact:	Vickie Grady
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Vickie Grady, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To:  The FCA

Date:  3 February 2015

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew International ShareSave Plan (2012)
Period of return:	From:	1 August 2014	To:	31 January 2015
Balance under scheme from previous return:		248,047
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		1,349
Balance under scheme not yet issued/allotted at end of period		246,698
Number and class of securities originally listed and the date of admission		250,000 Ordinary Shares of US$ 20 cents each listed on 28 September 2012.
Total number of securities in issue at the end of the period		894,048,863 Ordinary Shares of US$20 cents each are in issue. 23,957,754 Ordinary Shares of US$20 cents each are held in treasury.

Name of contact:	Vickie Grady
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	020 7401 7646

SIGNED BY   Vickie Grady, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: February 03, 2015

By: /s/ Susan Swabey
-----------------
Susan Swabey
Company Secretary